Deutsche Investment Management Americas Inc.
One Beacon Street, Mail Stop BOS08-1406
Boston, MA 02108

March 24, 2010

Mr. John Grzeskiewicz
Division of Investment Management
Securities and Exchange Commission
Washington, DC 20549

Re:         DWS Institutional Funds -- DWS Commodity Securities Fund
(File Nos. 033-34079 & 811-06071, Post-Effective Amendment No. 83 filed on January 27, 2010)

Dear Mr. Grzeskiewicz,

This is being submitted to respond to your comments on the above captioned Post-Effective Amendment for DWS Commodity Securities Fund (the “Fund”).

(1)
You indicated that if more than 25% of the Fund’s assets would be invested in the Subsidiary, then the financial statements of DWS Cayman Commodity Fund II, Ltd. (the “Subsidiary”) must be included in the Fund’s registration statement.

Response: As noted below, although no more than 25% of the Fund’s total assets will be invested in the Subsidiary in order for the Fund to comply with diversification requirements under existing tax law, the financial statements of the Subsidiary nevertheless will be consolidated with the financial statements of the Fund and included in the Fund’s registration statement.

(2)
You indicated that the Securities and Exchange Commission staff takes the position that the directors of the Subsidiary must co-sign the Fund’s registration statement if the Fund may invest more than 25% of its assets in the Subsidiary.

Response:  As disclosed in the Fund’s Prospectus under “Understanding Distributions and Taxes” and in the Statement of Additional Information under “Subsidiary Companies,” to comply with Subchapter M of the Internal Revenue Code diversification requirements, the Fund will not invest more than 25% of its total assets in the Subsidiary.  Therefore, the directors of the Subsidiary will not co-sign the Fund’s registration statement.

(3)	You asked if the Subsidiary would be subject to the fund’s investment policies and restrictions.

Response:  As disclosed in Part II of the Fund’s Statement of Addition Information, “Subsidiary Companies,” in monitoring compliance with its investment restrictions, the Fund will consider the assets of the Subsidiary to be assets of the Fund.

(4)	You requested that the Subsidiary agree to submit to SEC inspections.

Response:  The Subsidiary agrees to be subject to SEC inspections.

(5)	You requested confirmation that the Subsidiary’s custodian arrangements comply with the Investment Company Act of 1940.

Response:  The assets of the Subsidiary are custodied with the Fund’s custodian.

(6)	You requested that the name and address of a U.S. agent for service of process for the Subsidiary be disclosed in the Statement of Additional Information.

Response:  The corporate secretary of the Subsidiary is the same as the corporate secretary of the Fund, and he is authorized to accept service of process for the Subsidiary in the U.S. and his name and U.S. address will be disclosed in the Statement of Additional Information.

(7)	You requested that the name and domicile of the Subsidiary be included in the statutory prospectus.

Response:  The name and domicile of the Subsidiary will be included in the statutory prospectus.

(8)	You requested information regarding how the Subsidiary’s holdings are treated for compliance with the Fund’s 15% limit on illiquid securities.

Response:   As disclosed in Part II of the Fund’s Statement of Addition Information, “Subsidiary Companies,” in monitoring compliance with its investment restrictions, the Fund will consider the assets of the Subsidiary to be assets of the Fund.  As such, the Fund will look through the Subsidiary to its underlying holdings and aggregate the illiquid holdings of the Subsidiary with the Fund’s other illiquid holdings for purposes of monitoring compliance with the Fund’s 15% limit on illiquid securities.  Shares of the Subsidiary are redeemable by the Fund daily whenever the Fund is open for business.

If you need more information, please call me at (617) 295-3357.

Sincerely,

/s/Thomas H. Connors

Thomas H. Connors
Director and Senior Counsel

cc.           Mr. Robert Kloby
Mr. Thomas Hiller, Ropes & Gray